Filed by CBOT Holdings, Inc. Pursuant to

Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-6 under the

Securities Exchange Act of 1934

Subject Company

CBOT Holdings, Inc.

(Commission File No. 001-32650)

[The following information was made available on CBOT’s intranet site, MemberNet, on June 6, 2000]

June 5, 2007

Dear Members:

We wanted to take this opportunity to discuss a few important topics of discussion from the May 31 member meeting hosted by ICE management. As you all observed, the discussion at the meeting covered many details of our merger agreement with CME as well as ICE’s unsolicited proposal. In our view, ICE Chairman and CEO Jeff Sprecher, in his attempt to ingratiate himself to CBOT members, provided some misleading commentary on several issues which we would like to clarify for you.

For example, many of you have asked us why our Board of Directors did not meet with Mr. Sprecher or engage ICE in negotiations. While we can appreciate Mr. Sprecher’s desire, under the circumstances, to promote his company to you, when he says we declined to meet with him or engage in serious negotiations with him or his representatives, that is just not true.

If you read pages 61 through 78 of our joint proxy statement/prospectus that is part of the Form S-4 (Registration Statement) that the CME filed with the SEC today, especially pages 71 to 75 and page 88, you will see a description of our contacts and negotiations with ICE, including Mr. Sprecher himself. While there are certain “no shop” provisions in the CME contract, these provisions permitted us to fully engage with ICE. Our board members and our legal and financial advisors met and spoke with Mr. Sprecher and his advisors frequently. We negotiated hard, and in good faith, with ICE. Mr. Sprecher and his advisors remained rigid in their negotiating posture, refusing nearly every request we made to him and his representatives to improve ICE’s offer.

The requests we made were primarily directed at (1) increasing the exchange ratio, (2) protecting your B-share rights and the Exercise Right, including protecting you from adverse rule changes, and (3) securing a governance and management structure that, to the best extent possible, would protect against and manage what our Board, its Special Committees, an independent technology consultant, and our management team all recognized were very substantial execution risks.

Those risks relate to ICE’s current trading and clearing platforms, specifically their capacity to serve our volume and business model (i.e., functionality). If the necessary changes in these systems were not properly designed, funded and timely implemented, the risk to our business could be catastrophic.

We’re not talking just about a dip in sales here, but the potential permanent loss of our liquidity pools. Put another way, our entire franchise would be at risk.

We have attached two recent analyst reports covering the CME. Each highlights some of the points our Board addressed in our recent evaluation. Some of those issues may be of interest to you as well. Please note that the information and views expressed in those reports are those of the authors of the reports, not the CBOT.

One item Mr. Sprecher addressed that appears to have attracted interest is his new proposal regarding the Exercise Right. Apparently, he now concedes that, contrary to ICE’s position when it first approached us in March, its proposal is not a silver bullet for the preservation of the Exercise Right. Mr. Sprecher has now combined with the CBOE in a new plan. The new concept, though creative, seems designed more to serve his and Mr. Brodsky’s interests than to deliver fair value for the Exercise Right. The supposed offer (really about $375,000, not $500,000, because $125,000 of the value would be coming from you as a shareholder of ICE) is considered inadequate by most members with whom we have talked. It is also illusory in the sense that no “settlement” of the Exercise Right dispute with the CBOE can be achieved without approval of the Delaware court that presently has jurisdiction over the class action lawsuit. Really, this is an effort by CBOE and ICE, a stranger to that case, to circumvent the Court’s authority. One wonders why, if the parties are truly sincere, they did not submit their “offer” to the class representatives and their counsel in the pending case. Nonetheless, the idea may be a good one to build upon and we intend to pursue that opportunity and press forward with the case on your behalf. The attorney for Exercise Rights holders, Mr. Gordon Nash, has already written CBOE’s attorneys seeking a copy of the ICE/CBOE agreement and further negotiations on settlement. Hopefully, a fair agreement can be reached soon.

We also want to clarify Mr. Sprecher’s points on the break-up fee provision of the CME merger agreement. Both the original and revised agreement with CME contained a break-up fee of 3%. Break-up fees are a common clause in large transactions, and break-up fees are often in the 3% range. The break-up fee does not operate to prevent consideration of other potentially superior unsolicited proposals. Moreover, the break-up fee is a two-way clause in the CME agreement. Were CME to back away from the merger, it would pay CBOT the 3%. To the extent the break-up fee represents a significant sum, ICE demanded the same 3% break-up fee in its own proposal, an even larger potential liability to CBOT.

Finally, in the meeting, Mr. Sprecher discussed the integration risks associated with merging our firms. We stand by our estimate of 24 months on integration. We also maintain our deep concern over the substantial risk that timeframe presents in terms of management distraction. Integration efforts take time away from product development and innovation.

2

Our diligence on this point included engaging outside consultants to independently assess the technology issues and challenges inherent in combining CBOT with CME or ICE. In the independent consultant’s opinion, even 24 months was a potentially overly-optimistic and risky assumption. We have to trust Mr. Sprecher’s assertions that his integration with NYBOT yielded benefits and new users in a “matter of weeks.” In our view, the NYBOT integration can hardly be viewed as a comparable situation, given the exponentially larger breadth of CBOT’s business. And it is certainly not an experiment on which our Board would gamble our members’ future.

At the end of the day, your July 9th vote on the proposed CME/CBOT merger will be based on your assessment of its value, both short and long term. Our Board wants you to make a fully -informed decision. The joint proxy statement/prospectus will be mailed soon and we encourage you to review it carefully. Your own experience as traders will also help you in your evaluation. Also, we encourage you to wait until all the events of the next few weeks unfold as there likely will be additional information. For example, we expect to hear from the Department of Justice on its antitrust review of the proposed merger before the vote. If, as we hope and expect, its decision is favorable, that may impact shareholder value going forward.

We are setting up meetings to address your questions regarding the issues, and we will communicate the meeting dates in the near future. The track records of the CME and the CBOT in enhancing member and shareholder value ($350,000 to over $6,000,000 for the CBOT since August 2003; $300,000 to over $9,500,000 for the CME since 2001) are both substantial and proven. We know you will take all these factors into account when casting your vote.

While Mr. Sprecher is free to express his views to advance his interests, we should all insist that he do so truthfully and accurately. In that way, your vote will truly be a fully informed one. Thank you for your consideration of these matters.

Very truly yours,

Charles P. Carey	Bernard W. Dan

3

attachements

Important Merger Information

In connection with the proposed merger of CBOT Holdings, Inc. (“CBOT Holdings”) and Chicago Mercantile Exchange Holdings Inc. (“CME”), the parties have filed relevant materials with the Securities Exchange Commission (“SEC”), including a joint proxy statement/prospectus regarding the proposed transaction.

INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION BECAUSE IT CONTAINS IMPORTANT INFORMATION. Investors may obtain a free copy of the joint proxy statement/prospectus as well as other filings containing information about CBOT Holdings and CME without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus can also be obtained without charge, when available, by directing a request to CBOT Holdings, Inc., Attention: Investor Relations, at 141 West Jackson, Chicago, Illinois 60604 or calling (312) 435-3500.

CBOT Holdings and its directors and executive officers and other members of management and employees and other CBOT members may be deemed to be participants in the solicitation of proxies from CBOT Holdings stockholders in respect of the proposed transaction. Information regarding CBOT Holdings directors and executive officers is available in CBOT Holdings’ proxy statement for its 2007 annual meeting of stockholders, dated March 29, 2007. Additional information regarding the interests of such potential participants is included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

Certain statements in this document and its attachments, if any, may contain forward-looking information regarding CBOT Holdings, CME and the combined company after the completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving CBOT Holdings and CME including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of CBOT Holdings and CME and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of CBOT Holdings stockholders, CBOT members or CME stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; social and political conditions such as war, political unrest or terrorism; general economic conditions and normal business uncertainty. Additional risks and factors are identified in the Registration Statement on Form S-4 filed by the CME with the SEC on June 5, 2007 and CBOT Holdings’ filings with the SEC, including its Report on Form 10-K for the fiscal year ending December 31, 2006 which is available on CBOT Holdings’ website at http://www.cbot.com.

You should not place undue reliance on forward-looking statements, which speak only as of the date of this document. Except for any obligation to disclose material information under the Federal securities laws, CBOT undertakes no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this document.

4

29 May 2007
Americas/United States
Equity Research
Brokerage & Asset Managers (Market Structure) / MARKET WEIGHT

CREDIT SUISSE

Chicago Mercantile Exchange Holdings Inc. (CME)

Rating	OUTPERFORM*
Price (28 May 07)	513.50 (US$)
Target price	650.00 (US$)
52 week high - low	591.54 - 434.25
Market cap. (US$ m)	18,090.61

** Stock ratings are relative to the coverage universe in each analyst's or each team's respective sector.*

Research Analysts

Howard Chen
212 538 4552
howard.h.chen@credit-suisse.com

Adam C. Eling
212 538 3928
adam.eling@credit-suisse.com

COMPANY UPDATE

Key Takeaways from Latest Merger Proxy

Late Friday afternoon, CME and CBOT filed a revised merger proxy. Key takeaways include improved mgmt standalone earnings projections for both companies (CME '08 base case 10% above consensus), a comparison of execution risks relating to the CME and ICE proposals (including results from a CSC independent study) and revised deal-related intangibles. Highlights below:

- **Improved base case earnings expectations.** Both CME and CBOT managements provided revised higher standalone earnings targets driven by healthier operating outlook. Most notably, CME raised its '07/'08 base case by 4%/11% to $15.58/$20.01—the latter is currently 10% above consensus.
- **Background of the merger.** Most interesting to us here were the early May price negotiations between the parties and ICE's decision "to not materially improve or modify the primary terms of its proposal" (i.e., price, board seats).
- **Independent review of ICE's merger proposal.** CBOT management concluded that a merger with ICE would take longer to integrate and involve significantly greater execution risk from both a front and back-end integration standpoint. CBOT's independent consultant, CSC, concluded that a 24-month clearing integration timetable "was aggressive and carried risk."
- **Revised deal-related intangibles.** Estimated identifiable deal-related intangibles were raised 34% to $8.7Bn from $6.5Bn—the lion's share of the increase was driven by improved CBOT earnings power. Anticipated annual amortization expense was revised down by 7% to $67.2 million.
- **Estimates/target price unchanged.** Our pro-forma target price is $650 per share, implying 27% upside from current levels. Regulatory risk and Dept. of Justice approval remain the greatest risk to our Outperform rating.

Share price performance


Daily May 29, 2006 - May 28, 2007, 5/29/06 = US$448.55
600
550
500
450
400
May-06
Aug-06
Nov-06
Feb-07
Price
Indexed S&P 500

On 05/28/07 the S&P 500 index closed at 1,515.73.

Quarterly EPS	Q1	Q2	Q3	Q4
2006A	2.61	3.12	2.95	2.91
2007E	3.69	3.70	3.75	3.76
2008E				

Financial and valuation metrics

Year	12/06A	12/07E	12/08E
EPS (CS adj., US$)	11.59	14.90	19.85
Prev. EPS (US$)			
P/E (x)	44.3	34.5	25.9
P/E rel. (%)	282.1	240.4	196.9
Revenue (US$ m)	1,089.7	1,341.1	2,516.6
OCFPS (US$)	—	—	—
P/OCF (x)	—	—	—
P/BV (x)	12.0	9.3	7.4
ROE	31.1%	30.4%	25.2%

Number of shares (m)	35.23	Dividend (current, US$)	2.52
BV/share (current, US$)	46.25	Dividend yield	0.5%
P/BV (x)	11.1		—

Source: Company data, Credit Suisse estimates.

IMPORTANT DISCLOSURES, ANALYST CERTIFICATIONS AND INFORMATION ON TRADE ALERTS AND ANALYST MODEL PORTFOLIOS ARE IN THE DISCLOSURE APPENDIX. U.S. Disclosure: Credit Suisse does and seeks to do business with companies covered in its research reports. As a result, investors should be aware that the Firm may have a conflict of interest that could affect the objectivity of this report. Investors should consider this report as only a single factor in making their investment decision. Customers of Credit Suisse in the United States can receive independent, third party research on the company or companies covered in this report, at no cost to them, where such research is available. Customers can access this independent research at www.credit-suisse.com/ir or call 1 877 291 2683 or email equity.research@credit-suisse.com to request a copy of this research.

CREDIT SUISSE

29 May 2007

Key Takeaways from Latest S-4

Late Friday afternoon, CME and CBOT filed their revised merger proxy. Key takeaways include improved management standalone earnings projections for both companies (CME '08 base case 10% above consensus), a comparison of execution risks of the CME and ICE merger proposals (including conclusions from a CSC independent study) and revised deal-related intangibles.

Our estimates and target price are unchanged. Our pro-forma target price is $650 per share, implying 27% upside from current levels. Regulatory risk and Department of Justice Approval remain the greatest risk to our call.

Improved Management Earnings Expectations

Both CME and CBOT managements provided revised higher standalone earnings per share targets. Bottom line: Management's 2008 base case assumptions are above First Call consensus. Details below:

CME Standalone Earnings Projections

- CME management raised its 2007/2008 "Base Case" estimates by 4-11% to $15.58/$20.01 (old: $14.97/$18.07)—management's revised 2008 estimate currently stands 10% above street expectations and 4% above our stand-alone earnings projections. We believe the increase is driven by CME management's improved outlook on volume growth, rate per contract, expense control and JV contributions (NYMEX on Globex, CBOT Common Clearing Link, FX MarketSpace).
- Within the merger discussions, CME management also provided an update into a 2007/2008 "Base Plus" case, in which earnings goals were 6% and 16% higher than 2007/2008 "Base Case" estimates, respectively. CME management's 2008 "Base Plus" earnings per share goal of $23.17 is currently 28% above consensus expectations.

Exhibit 1: **CME 2007E Standalone Earnings Projections**

US$ in millions, unless otherwise stated

	Mgmt Case		Credit	First	New/	CS/	Mgmt Case vs. Credit	Mgmt Case vs. First
	Old	New	Suisse	Call	Old	FC	Suisse	Call
BASE CASE								
Net Income	$525	$548	$525	$532	4%	-1%	4%	3%
Diluted EPS	$14.97	$15.58	$14.90	$14.62	4%	2%	5%	7%
BASE PLUS CASE								
Net Income	--	$583	$525	$532	--	-1%	11%	10%
Diluted EPS	--	$16.56	$14.90	$14.62	--	2%	11%	13%

Base Plus vs. Base Case	
Net Income	6%
Diluted EPS	6%

Sources: Company reports, Credit Suisse estimates

Exhibit 2: **CME 2008E Standalone Earnings Projections**

US$ in millions, unless otherwise stated

	Mgmt Case		Credit	First	New/	CS/	Mgmt Case vs. Credit	Mgmt Case vs. First
	Old	New	Suisse	Call	Old	FC	Suisse	Call
BASE CASE								
Net Income	$634	$704	$680	$673	11%	1%	4%	5%
Diluted EPS	$18.07	$20.01	$19.32	$18.12	11%	7%	4%	10%
BASE PLUS CASE								
Net Income	--	$815	$680	$673	--	1%	20%	21%
Diluted EPS	--	$23.17	$19.32	$18.12	--	7%	20%	28%

Base Plus vs. Base Case	
Net Income	16%
Diluted EPS	16%

Sources: Company reports, Credit Suisse estimates

Exhibit 3: **CME 2008E Standalone Earnings Projections**

US$ in millions, unless otherwise stated

	Management Base Case	Management Base + Case	Credit Suisse	First Call	2008E/2007E Mgmt Base	2008E/2007E Mgmt Base +	2008E/2007E Credit Suisse	2008E/2007E First Call	Mgmt Base + vs. Base
Revenues	$1,668	$1,884	$1,629	$1,636	21%	29%	21%	20%	13%
Expenses	594	639	588	--	11%	16%	11%	--	8%
Op income	1,074	1,245	1,041	--	27%	37%	29%	--	16%
Net Income	**704**	**815**	**680**	**673**	**28%**	**40%**	**30%**	**26%**	**16%**
Diluted EPS	**$20.01**	**$23.17**	**$19.32**	**$18.12**	**28%**	**40%**	**30%**	**24%**	**16%**

Source: Company reports, Credit Suisse estimates

Chicago Mercantile Exchange Holdings Inc. (CME)

2

CREDIT SUISSE

29 May 2007

CBOT Standalone Earnings Projections

- CBOT management more meaningfully raised its 2007/2008 "Base Case" estimates. Management raised its 2007/2008 expectations to $4.95/$5.87 (old: $4.06/$4.87), implying 20-22% increases. As we've noted in the past, CBOT standalone earnings power has meaningfully improved since October deal announcement primarily driven by faster than expected electronic ag trading migration and continued impressive expense control. Management's revised 2008 estimate of $5.70 per share currently stands 2% above First Call consensus but 6% below our stand-alone earnings projection as we project less expense growth.
- CBOT management also provided details into a 2007/2008 "Base Plus Case"—EPS projections of $5.33/$7.24 here were 8% and 24% higher than the revised "Base Case" assumptions. CBOT management's 2008 $7.24 per share upside projection currently stands 27% above First Call consensus and 17% above our estimate.

Exhibit 4: CBOT 2007E Standalone Earnings Projections
US$ in millions, unless otherwise stated

	Mgmt Case		Credit	First	New/	CS/	Mgmt Case vs. Credit	Mgmt Case vs. First
	Old	New	Suisse	Call	Old	FC	Suisse	Call
BASE CASE								
Revenues	$699	$780	$758	$757	12%	0%	3%	3%
Net Income	--	$262	$241	$251	--	-4%	9%	4%
Diluted EPS	$4.06	$4.95	$4.95	$4.84	22%	2%	0%	2%
BASE PLUS CASE								
Revenues	--	$826	$758	$757				
Net Income	--	$282	$241	$251	--	-4%	17%	12%
Diluted EPS	--	$5.33	$4.95	$4.84	--	2%	8%	10%

Base Plus vs. Base Case	
Net Income	8%
Diluted EPS	8%

Sources: Company reports, Credit Suisse estimates

Exhibit 5: CBOT 2008E Standalone Earnings Projections
US$ in millions, unless otherwise stated

	Mgmt Case		Credit	First	New/	CS/	Mgmt Case vs. Credit	Mgmt Case vs. First
	Old	New	Suisse	Call	Old	FC	Suisse	Call
BASE CASE								
Revenues	$793	$891	$888	$852	12%	4%	0%	5%
Net Income	--	$309	$327	$300	--	9%	-5%	3%
Diluted EPS	$4.87	$5.83	$6.17	$5.70	20%	8%	-6%	2%
BASE PLUS CASE								
Revenues	--	$1,030	$888	$852	--	4%	16%	21%
Net Income	--	$383	$327	$300	--	9%	17%	28%
Diluted EPS	--	$7.24	$6.17	$5.70	--	8%	17%	27%

Base Plus vs. Base Case	
Net Income	24%
Diluted EPS	24%

Sources: Company reports, Credit Suisse estimates

Exhibit 6: CBOT 2008E Standalone Earnings Projections
US$ in millions, unless otherwise stated

	Management Base Case	Management Base + Case	Credit Suisse	First Call	2008E/2007E Mgmt Base	2008E/2007E Mgmt Base +	2008E/2007E Credit Suisse	2008E/2007E First Call	Mgmt Base + vs. Base
Revenues	$891	$1,030	$888	$852	14%	25%	17%	13%	16%
Expenses	386	403	369	--	8%	9%	0%	--	4%
Op income	505	627	518	--	19%	38%	34%	--	24%
Net Income	**309**	**383**	**327**	**300**	**18%**	**36%**	**36%**	**19%**	**24%**
Diluted EPS	**$5.83**	**$7.24**	**$6.17**	**$5.70**	**18%**	**36%**	**25%**	**18%**	**24%**

Source: Company reports, Credit Suisse estimates

Comparison of Two Proposals

In concluding that the ICE merger proposal was not superior to CME's proposal, CBOT management underwent its own due diligence process and hired CSC, an independent technology consultant.

- CSC concluded that even an elongated 24-month clearing integration timeline was "aggressive and carried risk." Recall ICE management spoke to a 18-month clearing integration in its original merger proposal; CBOT management extended it to a 24-month deal assumption in its due diligence.
- Recall CBOT outsources both its front-end trading execution and back-end clearing technologies. CBOT management concluded that the functionality and scale of both ICE's front end electronic trading and back-end clearing platform would need to be "significantly increased" to support CBOT's customers and trading volume.

Chicago Mercantile Exchange Holdings Inc. (CME)

3

CREDIT SUISSE

29 May 2007

- Within the context of the ICE merger proposal, CBOT management also concluded that the company would likely have to extend the terms of its CME Common Clearing Link and Euronext Atos technology agreements beyond their 2009-2010 contract agreements in order to successfully complete an integration with ICE with minimal customer disruption.

Updated Background of the Merger

Friday's S-4 also includes the latest background including the unsoliticed ICE merger proposal and events leading up to the revised merger terms with CME.

- In early May, CBOT asked for more favorable deal terms in a merger proposal with ICE. On May 10th, ICE stated that it would "not materially improve or modify the primary terms of its proposal" including terms related to deal price, number of board seats and governance changes that the CBOT management and Board had proposed.
- During the same time period, CME and CBOT negotiated terms of its revised merger agreement. From the background of the merger discussions, it appears exchange ratio, size of cash tender offer and break-up fee were the main negotiation points. CBOT requested a 0.3650x exchange ratio, $4 billion cash tender offer and $240 million termination fee before both parties agreed upon a 0.3500x exchange ratio, $3.5 billion cash tender component and $288 million break-up fee.

Tweaking Deal-related Intangible Estimates

- Total identifiable deal related intangibles were raised 34% to $8.7Bn from $6.5Bn in the May proxy—we believe the lion's share of the increase was driven by continuing improved CBOT earnings power.
- Anticipated annual amortization expense actually declined by 7% to $67.2 million annually from $72.4 million in the earlier proxy.

Exhibit 7: **CME-CBOT Estimated Deal Intangibles**
US$ in millions, unless otherwise stated

	February Merger Proxy			May Merger Proxy			May vs. February	
	Fair Value	Useful Life	Annual Amort.	Fair Value	Useful Life	Annual Amort.	Fair Value	Annual Amort.
Trade name	$217	Indefinite	--	$281	Indefinite	--	29%	--
Market data relationships	293	30	9.8	291	30	9.7	-1%	-1%
Clearing firm relationships	1,129	30	37.6	918	30	30.6	-19%	-19%
Trading products (ex. metals)	4,697	Indefinite	--	7,051	Indefinite	--	50%	--
Metals trading products	37	5	7.4	34	5	6.8	-8%	-8%
Dow Jones products	32	5	6.4	41	5	8.1	27%	27%
Open interest	2	0.5	3.2	2	0.5	4.2	31%	31%
Other	40	5	8.0	50	5	9.9	24%	24%
Total	**$6,446**	**--**	**$72.4**	**$8,667**	**--**	**$67.2**	**34%**	**-7%**

Sources: Company reports.

Chicago Mercantile Exchange Holdings Inc. (CME)

4

CREDIT SUISSE
29 May 2007

Companies Mentioned *(Price as of 28 May 07)*
Chicago Board of Trade (BOT, $192.32, OUTPERFORM, TP $190.00, MARKET WEIGHT)
Chicago Mercantile Exchange Holdings Inc. (CME, $513.50, OUTPERFORM, TP $650.00, MARKET WEIGHT)
Computer Sciences Corp (CSC, $56.49, RESTRICTED, MARKET WEIGHT)
Intercontinental Exchange Inc. (ICE, $144.99)
NYMEX Holdings Inc. (NMX, $123.54)
The New York Stock Exchange Group Inc. (NYX, $83.16)

Disclosure Appendix

Important Global Disclosures

I, Howard Chen, certify that (1) the views expressed in this report accurately reflect my personal views about all of the subject companies and securities and (2) no part of my compensation was, is or will be directly or indirectly related to the specific recommendations or views expressed in this report.

See the Companies Mentioned section for full company names.

3-Year Price, Target Price and Rating Change History Chart for CME


650
617
517
417
317
217
USD
580
28-Nov-05
5/29/04
7/29/04
9/29/04
11/29/04
1/29/05
3/29/05
5/29/05
7/29/05
9/29/05
11/29/05
1/29/06
3/29/06
5/29/06
7/29/06
9/29/06
11/29/06
1/29/07
3/29/07
Closing Price
Target Price
Initiation/Assumption
Rating
O=Outperform; N=Neutral; U=Underperform; R=Restricted; NR=Not Rated; NC=Not Covered

CME Date	Closing Price Price (US$)	Target Price Price (US$)	Rating	Initiation/ Assumption
11/28/05	371.3	375	NEUTRAL	X
2/1/06	414.15	390		
3/2/06	433.49	395		
4/7/06	480.5	440		
5/4/06	477.15	465		
6/1/06	456.2	475		
7/3/06	496.85	480		
10/18/06	507.25	545		
11/1/06	501.33	560		
12/21/06	514.03	580		
3/5/07	554.4	650	OUTPERFORM	

The analyst(s) responsible for preparing this research report received compensation that is based upon various factors including Credit Suisse's total revenues, a portion of which are generated by Credit Suisse's investment banking activities.

Chicago Mercantile Exchange Holdings Inc. (CME)
5

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CREDIT SUISSE See the Companies Mentioned section for full company names. Price Target: (12 months) for (CME) Method: Our $650 target price for CME is based on discounted cash flow (DCF) valuation (7% long-term free cash flow growth, 10.5% discount rate) supported by price/earnings multiples based off of CME/CBOT 2008E pro-forma earnings power of $21 per share. Risks: The risks that may impede achievement of our $650 CME price target are a shift in interest rate, foreign exchange, equity index, and commodities volumes and volatility. Longer term, we believe our target price may also be at risk given potential stiffer competition and fee erosion relating to its core product platform; in addition, continued US market structure reform could stem the companys ability to raise pricing or improve its margins materially. Our target price is also at risk to the extent that the company faces counterparty risk in relation to the operation of CME Clearinghouse. We also believe our target price could be at risk given the potential for CME-CBOT deal integration risk, and pending regulatory approval of the transaction. See the Companies Mentioned section for full company names. The subject company (CME) currently is, or was during the 12-month period preceding the date of distribution of this report, a client of Credit Suisse. Credit Suisse provided investment banking services to the subject company (CME) within the past 12 months. Credit Suisse has received investment banking related compensation from the subject company (CME) within the past 12 months. Credit Suisse expects to receive or intends to seek investment banking related compensation from the subject company (CME) within the next 3 months. Important Regional Disclosures The analyst(s) involved in the preparation of this report have not visited the material operations of the subject company (CME) within the past 12 months. Restrictions on certain Canadian securities are indicated by the following abbreviations: NVSNon-Voting shares; RVSRestricted Voting Shares; SVSSubordinate Voting Shares. Individuals receiving this report from a Canadian investment dealer that is not affiliated with Credit Suisse should be advised that this report may not contain regulatory disclosures the non-affiliated Canadian investment dealer would be required to make if this were its own report. For Credit Suisse Securities (Canada), Inc.s policies and procedures regarding the dissemination of equity research, please visit http://www.csfb.com/legal_terms/canada_research_policy.shtml. As of the date of this report, Credit Suisse acts as a market maker or liquidity provider in the equities securities that are the subject of this report. CS may have issued a Trade Alert regarding this security. Trade Alerts are short term trading opportunities identified by an analyst on the basis of market events and catalysts, while stock ratings reflect an anal ysts investment recommendations based on expected total return over a 12-month period relative to the relevant coverage universe. Because Trade Alerts and stock ratings reflect different assumptions and analytical methods, Trade Alerts may differ directionally from the analysts stock rating. The author(s) of this report maintains a CS Model Portfolio that he/she regularly adjusts. The security or securities discussed in this report may be a component of the CS Model Portfolio and subject to such adjustments (which, given the composition of the CS Model Portfolio as a whole, may differ from the recommendation in this report, as well as opportunities or strategies identified in Trading Alerts concerning the same security). The CS Model Portfolio and important disclosures about it are available at www.credit-suisse.com/ti. For disclosure information on other companies mentioned in this report, please visit the website at www.credit-suisse.com/researchdisclosures or call +1 (877) 291-2683. Disclaimers continue on next page. Chicago Mercantile Exchange Holdings Inc. (CME) 7

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CREDIT SUISSE SECURITIES (USA) LLC United States of America: +1 (212) 325-2000 CME_CBOTProxy.doc

EQUITY RESEARCH
United States

Bank of America

May 14, 2007

Market Structure

CME

$536.30

12-Month Target:
$622.00

Total Return To Target:
16.4%

Buy

Market Cap.	Volatility
$18.9 BB	Medium

Christopher J. Allen
212.847.5622
christopher.j.allen@bofasecurities.com

Joseph P. Hury, CPA
212.847.6681
joseph.p.hury@bofasecurities.com

Chicago Mercantile Exchange Holdings Inc.

End Game is Near? Expect DOJ Approval to be Final Straw

- **End-game**? With revised upward bid for BOT (w. minimal impact on EPS due to revenue/increased expense synergies), we believe CME has gone a long way to ending the BOT saga. We believe the next chapter will be DOJ approval, which we expect to be another positive catalyst for CME stock, and likely lead to a superior CME offer relative to ICE.
- **Increasing confidence on DOJ front**. The last remaining hurdle to CME cementing BOT deal is DOJ. Although CME has been confident about receiving DOJ approval all along, we believe management has been incrementally more confident on this front of late and we continue to believe DOJ will approve the deal.
- **Double-edged sword for ICE**. We believe ICE management would like to raise their bid for BOT, but that they likely realize: 1) that their stock would fall if they raised the bid, and 2) they cannot win a bidding war with CME. Given this, we suspect that ICE may let the current cards on the table play out. Although ICE has the superior bid at the moment, we expect CME to receive DOJ approval, which we expect to be a catalyst for the stock and likely move CME's bid ahead.
- **Positive on CME and ICE here**. Given our view that CME will receive DOJ approval and that ICE realizes it cannot win a bidding war with CME, we want to be buyers of both stocks here. For CME, the DOJ could be the next catalyst to the upside, and for ICE, we believe letting BOT go makes for a cleaner and more enticing story, particularly given the scarcity value due to M&A in the space. Although volumes have been slow for both of late, we expect to see more volatility in the summer, which should help fundamentals.
- **Valuation and Target Price Analysis:** TP of $622 based on DCF and peer analysis, and represents 31x our '08 estimate.
- **PORTFOLIO MANAGERS' SUMMARY: Page 3.**

Changes at a glance

(Please see page 2 for additional detail)

Rating?	Target Price?
No ◄►	No ◄►
Maintain Buy	Maintain $622.00 Target

Revenue (MM)			Prev	Curr
FY06	No		–	$1,089.0
FY07E	Yes		$1,292.7	$1,284.0

EPS**			Prev	Curr	P/E
FY06	No	◄►	–	$11.60	46.2
FY07E	Yes	▼	$14.61	$14.50	37.0
FY08E	Yes	▼	$20.10	$20.02	26.8

* No Previous Values

▲ = Up; ▼ = Down; ◄► = No Change. ** These estimates adjusted to account for FAS 123r, Expensing of Employee Stock Options.

This report has been prepared by Banc of America Securities LLC (BAS), member NASD, NYSE and SIPC. BAS is a subsidiary of Bank of America Corporation. Please see the important disclosures and analyst certification on page 7 of this report. BAS and its affiliates do and seek to do business with companies covered in its research reports. As a result, investors should be aware that the firm may have a conflict of interest that could affect the objectivity of this report. Investors should consider this report as only a single factor in making their investment decision.

Equity Research
May 14, 2007

Bank of America

Chicago Mercantile Exchange Holdings Inc.

Company Data

52-Week Range	$596-418
Market Capitalization (BB)	$18.9
Shares Outstanding (MM)	35.2
Float (MM)	34.6
Short Interest	6.0%
Average Daily Volume	725,688
Dividend/Yield	$2.52/0.5%
03/07 ROE/ROIC	37.2%/N/A
Exchange-Traded Funds	XLF,IAI,KCE
Convertibles	NO
Proj. 3-Yr. EPS Growth Rate	20%

Balance Sheet (03/07)

Net Cash/Share	$28.43
Book Value/Share	$47.64
Price/Book Value	11.3x
Debt/Cap.	None

Estimates (FYE Dec)	2006A	2007E Prev	2007E Curr	2008E Prev	2008E Curr
EPS*					
1Q (Mar)	$2.61	–	$3.69A	–	
2Q (Jun)	3.12	3.60	3.40E	–	
3Q (Sep)	2.95	3.59	3.57E	–	
4Q (Dec)	2.91	3.73	3.78E	–	
Fiscal Year	**$11.60**	$14.61	**$14.50**	$20.10	**$20.02**
First Call Mean			$14.58		$18.30
Calendar Year	**$11.60**	$14.61	**$14.50**	$20.10	**$20.02**
P/E	46.2		37.0		26.8
P/E/G	231%		185%		134%
Revenue (MM)					
1Q (Mar)	$251.0	–	$332.3A	–	
2Q (Jun)	282.0	327.0	314.0E	–	
3Q (Sep)	275.0	310.4	312.0E	–	
4Q (Dec)	281.0	322.9	326.0E	–	
Fiscal Year	**$1,089.0**	$1,292.7	**$1,284.0**	$1,494.7	**$1,515.0**
First Call Mean			$1,364.9		$1,627.4

* These estimates adjusted to account for FAS 123r, Expensing of Employee Stock Options. First Call Mean estimates might not have been similarly adjusted.

Top Picks

NYMEX Holdings, Inc.
(NMX, $120.39, B, $157.00 Target)

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(ICE, $136.37, B, $176.00 Target)

Least Favorites

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Company Description

- CME is a leading futures exchange, offering customers a regulated trading platform to trade futures and options on futures on a variety of products, including interest rates, equity indices, foreign exchange, and commodities. The company also provides clearing operations to other exchanges.

Sector View

- Market structure group presents compelling growth propositions. But selectivity needed given differences in operating models, product sets, and valuation differentials.

2

Chicago Mercantile Exchange Holdings Inc.
Christopher J. Allen 212.847.5622

Equity Research
May 14, 2007

Bank of America

Portfolio Managers' Summary

- **Our 12-month thesis on the stock.** We believe CME is best-in-class in the exchange space and relative to other financial services companies. The BOT deal adds further scale to the CME platform and gives the combined company a dominant position in the domestic interest rate and equity futures markets. But it does increase leverage to lower growth interest rate products and reduce potential leverage from faster-growth FX and energy, and could result in more challenging long-term growth given the overall size of the combined franchise. This is offset by the long-term potential we see for CME in the FX and swaps markets. As these opportunities play out and if CME is successful with the BOT bid, we believe the stock will move materially higher over the next 12 months.
- **Our call today in a nutshell.** We review some of the elements of CME's revised bid for BOT.
- **Upcoming catalysts.** DOJ vote on BOT deal. Feedback from BOT board. Monthly volume trends.
- **12-month valuation.** CME is currently trading at 26.7x our 2008 EPS estimates.
- **Risks to our call.** Market volatility could pick up, driving trading volumes higher. CME may not raise its bid, and BOT could still accept its bid.

Investment Considerations

- **Increasing confidence on DOJ front.** In our minds, the last remaining wild card is the DOJ. From the beginning, CME management has been confident that the BOT deal would pass DOJ scrutiny. We believe management comments made on Friday point to an increasing confidence level, and we are more comfortable on the DOJ front than we have been previously. For example, on the conference call Friday, CME CEO Craig Donahue stated "we have achieved substantial compliance under the Hart-Scott-Rodino Act" and "we now expect to have certainty with respect to the outcome of the DOJ review prior to our shareholder and member meetings on July 9th". We do not believe he would be making these statements unless they were highly confident of a positive DOJ ruling.
- **Higher synergies realistic.** CME announced greater synergies than they initially envisioned in the original offer as part of their revised bid this morning. Management believes they can achieve cost synergies of $150m vs. an initial estimate of $125m. They also laid out $75 million of revenue synergies from product innovation, scaleable platforms, their global presence and a superior cross selling opportunity. Given the opportunity created by putting together the short-end and long-end of the yield curve on one platform, we believe these revenue synergies are realizable.
- **Where do the bids stand?** Right now, many investors are asking whether or not ICE can come over the top of the revised CME bid. In short, we don't think it's likely. Nominally ICE's bid is still $11.63 over the CME bid. But looking at the bids adjusted for revenue and expense synergies and the breakup fee, the gap narrows to approx. $3.89. Considering the greater execution and integration risk in the ICE bid and CME's proposed tender offer for roughly 10% of the shares at $560, post-close, we believe CME's bid is superior to ICE's in economic terms at these levels. In our minds, the integration risk and necessary investment in the clearinghouse for ICE is much higher than CME. We believe that ICE management

Chicago Mercantile Exchange Holdings Inc.
Christopher J. Allen 212.847.5622
3

Equity Research
May 14, 2007

Bank of America

knows that they cannot win a bidding war with CME, and that while they may entertain thoughts about another bid, in the end we continue to believe CME will win BOT.

Comparison of CME & ICE Bids for BOT

BOT @ $186.86	Terms	Shrs	Deal Values	BOT Current value	Disc. To current	Value of offer
BEFORE SYNERGY/SAVINGS						
ICE BID - ICE @ $134.85	Issue 1.42 shares for each BOT share	75.2	10,575	10,669	-0.88%	199.58
CME BID - CME @ $497.95	Issue .3500 shares for each BOT share	18.5	9,959	10,669	-6.66%	187.95
		0.0			Difference	$11.63
			196			

AFTER SYNERGY/SAVINGS		Total Value	Per share of BOT	Relative to current BOT
ICE				
Current value of offer - 75.1m shares of ICE @ $128:		$ 10,575	$ 199.58	-0.9%
Synergy assumptions				
Revenue synergies	25			
Clearing	90			
Expenses	100			
Total synergy assumptions		215	4.06	
			$ 203.64	1.1%
Our adjustments				
Breakup fee paid to CME	(295)			
Incremental investment in clearinghouse	(35)			
Potential rev. loss for BOT from CME cross-margining	(35)			
Total adjustments		(365)	(6.89)	
Adjusted deal value		$ 10,425	$ 196.75	-2.3%
CME		**Total Value**	**Per share of BOT**	**Relative to current BOT**
Current value of offer - 15.9m shares of CME @ $521:		$ 9,959	$ 187.95	-6.7%
Projected expense savings		150	2.83	
			$ 190.78	-5.2%
Our adjustments				
Revenue synergies	75			
Upside to expense savings	35			
Total adjustments		110	2.08	
Adjusted deal value		$ 10,219	$ 192.86	-4.2%
			Per share	**Total $ value**
Before synergies and expense savings:		ICE relative to CME	$ 11.63	$ 616.3
After synergies and expense savings:		ICE relative to CME	$ 3.89	$ 206.3

Source: Company reports. BAS estimates.

- **Waving goodbye gets more expensive - breakup fee upped to ~$295m.** On the call management stated that the breakup fee increased proportionally with the higher consideration offered. The initial breakup fee of $240m was 3% of the initial consideration of $8bn. Applying the 3% to the $9.8bn of consideration on offer according to the revised deal terms, we calculate a new breakup fee to be approximately $295m.

4

Chicago Mercantile Exchange Holdings Inc.
Christopher J. Allen 212.847.5622

Equity Research
May 14, 2007

Bank of America

Breakup Fee Under Revised Deal Terms

Initial Bid per share	$151.28
BOT shares	52.87
Total consid (m)	**$7,997**
Breakup fee (m)	$240
% of Consid	**3.0%**
Revised bid per share	$185.33
BOT shares	52.99
Total consid (m)	**$9,820**
Est. Revised breakup fee (m)	**$295**

Source: BAS Estimates.

- **Impact of tender offer**. Many investors have been curious about the impact of the tender offer for $560. Assuming the full tender offer is realized and that CME has to borrow the full $3.5b in cash at a 6% rate, we estimate that the tender offer would impact EPS by $0.02. We suspect that if we are right about the DOJ approval that CME will trade through the tender offer range, so we are not too concerned with it at the time being.

Minimal EPS Impact from Tender Offer

Pre-tender offer		
Net income		1,119
Share count		56
EPS	$	20.02
Tender offer		
Max. Value		3,500
Price per share		560
Share repurchased		6.25
Est. interest expense @ 6%		210
Adj Net income		993
Adj Sharecount		50
Implied EPS	$	20.00
Impact on EPS	**$**	**(0.02)**

Source: Company reports.

Other Companies Mentioned in this Note:

Intercontinental Exchange, Inc. (ICE, $140.55, Buy, Target Price: $176.00)
CBOT Holdings (BOT, $201.35, Neutral, Target Price: $195.00)

Chicago Mercantile Exchange Holdings Inc.
Christopher J. Allen 212.847.5622

5

Equity Research
May 14, 2007

Bank of America

CME Operating Model

	2005 Annual	2006 Annual	Q1 07	Q2 07E	Q3 07E	Q4 07E	2007E Annual	2008E Annual	06/05	07/06	08/07
REVENUES:											
Clearing and transaction fees	696,201	866,089	258,241	240,875	258,922	271,248	1,029,286	1,262,432	24%	19%	23%
Processing Services	68,730	90,148	34,759	34,089	14,242	15,755	98,845	75,889	31%	10%	-23%
Quotation data fees	71,741	80,836	25,016	25,016	25,235	25,235	100,502	115,895	13%	24%	15%
GLOBEX access fees	18,866	20,154	5,461	5,461	5,461	5,461	21,844	23,701	7%	8%	9%
Communication fees	8,964	8,588	2,016	2,016	2,016	2,016	8,064	8,749	-4%	-6%	9%
Other operating revenue	22,628	23,524	6,838	6,750	6,000	6,000	25,588	28,147	4%	9%	10%
Revenues, net	**887,130**	**1,089,339**	**332,331**	**314,207**	**311,876**	**325,715**	**1,284,129**	**1,514,813**	23%	18%	18%
% Growth	*24%*	*23%*	*32%*	*11%*	*14%*	*16%*	*18%*	*18%*			
% Sequential Growth			*-69%*	*-5%*	*-1%*	*4%*					
EXPENSES:											
Comp expense	179,594	202,966	56,400	56,000	58,150	59,900	230,450	253,495	13%	14%	10%
Non-comp expense	232,525	266,126	75,324	75,296	78,411	80,438	309,469	341,071	14%	16%	10%
Communications, computer & software maint.	31,098	31,580	9,079	9,261	10,000	10,350	38,690	42,559	2%	23%	10%
Technology maintenance	26,837	31,226	8,892	8,892	8,981	8,981	35,746	39,320	16%	14%	10%
Professional fees, outside services and licenses	26,849	34,290	9,172	9,172	9,172	9,264	36,780	40,090	28%	7%	9%
Depreciation and amortization	64,897	72,783	19,989	20,289	21,000	21,600	82,878	91,166	12%	14%	10%
Occupancy	28,529	29,614	8,827	9,000	9,135	9,318	36,280	39,908	4%	23%	10%
Licensing and other fee arrangements	17,983	25,733	7,035	6,110	6,899	7,236	27,280	31,932	43%	6%	17%
Public relations and promotion	13,278	16,740	5,983	6,162	6,750	7,150	26,045	28,650	26%	56%	10%
Other operating expense	23,054	24,160	6,347	6,410	6,475	6,539	25,771	27,447	5%	7%	6%
Total expenses	**412,119**	**469,092**	**131,724**	**131,296**	**136,561**	**140,338**	**539,919**	**594,566**	14%	15%	10%
% Growth	*13%*	*14%*	*17%*	*14%*	*16%*	*14%*	*15%*	*10%*			
% Sequential Growth			*-72%*	*0%*	*4%*	*3%*					
Operating expenses, ex - DA	347,222	396,309	111,735	111,007	115,561	118,738	457,041	503,400	14%	15%	10%
Operating income	475,011	620,247	200,607	182,911	175,315	185,377	744,210	920,247			
Non-operating income and expense											
Investment income	31,441	55,792	17,305	20,085	25,484	29,626	92,500	154,000	77%	66%	66%
Interest expense					(16,250)	(16,250)	(32,500)	(65,000)			
Securities lending interest income	58,725	94,028	32,890	33,390	33,890	34,390	134,560	145,325	60%	43%	8%
Securities lending interest expense	(56,823)	(92,103)	(32,425)	(32,918)	(33,411)	(33,904)	(132,658)	(143,270)	62%	44%	8%
FXMarketPlace		(6,307)	(3,020)	(5,240)	(3,728)	(830)	(12,818)	7,938			
Total non-operating	33,343	51,410	14,750	15,317	5,985	13,032	49,084	98,993	54%	-5%	102%
CBOT					132,831	134,398	267,229	831,954			
Pre-tax Income	508,354	671,657	215,357	198,228	314,131	332,807	1,060,524	1,851,194	32%	58%	75%
Income tax (provision) benefit	201,522	264,309	85,329	78,300	124,082	131,459	419,170	732,147			
Income Tax Rate	40%	39%	40%	40%	40%	40%	40%	40%			
Net income	**306,832**	**407,348**	**130,028**	**119,928**	**190,049**	**201,348**	**641,354**	**1,119,047**	33%	57%	74%
% Growth	40%	33%	42%	9%	83%	96%	57%	74%			
% Sequential Growth			-68%	-8%	58%	6%					
EPS - Basic	$ 8.96	$ 11.68	$ 3.73	$ 3.44	$ 3.59	$ 3.80	$ 14.60	$ 20.14			
EPS - Diluted	**$ 8.81**	**$ 11.60**	**$ 3.69**	**$ 3.40**	**$ 3.57**	**$ 3.78**	**$ 14.50**	**$ 20.02**	32%	25%	38%
Growth (yoy)	38%	32%	41%	9%	21%	30%	25%	38%			
Weighted avg common shs out-diluted	34.84	35.12	35.23	35.23	53.31	53.31	44.27	55.91	1%	26%	26%
Weighted avg common shs out-basic	34.23	34.88	34.85	34.88	52.96	52.96	43.91	55.55	2%	26%	27%
PE shares	34.21	34.21	34.21	34.21	52.96	52.96	52.96	52.96	0%	55%	0%
Dividend per share	***$ 1.84***	***$ 2.52***	***$ 0.66***	***$ 0.66***	***$ 0.66***	***$ 0.66***	***$ 2.65***	***$ 2.91***	37%	5%	10%
Profitability Metrics											
EBITDA	539,908	693,030	220,596	203,200	196,315	206,977	827,088	1,011,413	28%	19%	22%
EBITDA Margin	61%	64%	66%	65%	63%	64%	64%	67%			
Comp to Net Revenues	20.2%	18.6%	17.0%	17.8%	18.6%	18.4%	17.9%	16.7%			
Non Comp	21.2%	19.2%	17.9%	19.2%	20.1%	19.7%	19.2%	17.8%			
Margin	34.6%	37.4%	39.1%	38.2%	60.9%	61.8%	49.9%	73.9%			
Pre-Tax Operating Margin	57.3%	61.7%	64.8%	63.1%	100.7%	102.2%	82.6%	122.2%			

Source: Company reports, BAS estimates.

6

Chicago Mercantile Exchange Holdings Inc.
Christopher J. Allen 212.847.5622

Equity Research
May 14, 2007
Bank of America

REG AC - ANALYST CERTIFICATION

The primary research analyst whose name appears in this research report certifies the following: (1) that all of the views expressed in this research report accurately reflect his or her personal views about any and all of the subject securities or issuers; and (2) that no part of the research analyst's compensation was, is, or will be directly or indirectly related to the specific recommendations or views expressed by the research analyst in this research report.

IMPORTANT DISCLOSURES

Banc of America Securities LLC (BAS) and Banc of America Securities Limited (BASL) Stock Rating System

The rating system is based on a stock's forward -12-month expected total return (price appreciation *plus* dividend yield). The prospective rates of return that help define the Buy, Neutral and Sell ranges are subject to change from time to time, corresponding with changes in prospective rates of return on competing investments. The specific volatility levels that divide our stocks into low, medium, high, and extreme ranges are subject to change from time to time, corresponding with changes in the volatility of benchmark indexes and the companies that comprise them.

Volatility		Ratings		
		Buy	Neutral	Sell
Low	0%-25%	11%+	10.9%-0.1%	0% or worse
Medium	25%-35%	15%+	14.9%-(2.9)%	(3)% or worse
High	35%-55%	20%+	19.9%-(6.9)%	(7)% or worse
Extreme	55%+	32%+	31.9%-(14.9)%	(15)% or worse

Source for volatility: Bloomberg.

Rating Distribution*

Global Coverage

Coverage Universe	Companies	Pct.	Investment Banking Clients	Companies	Pct.**
Buy	374	41	Buy	302	81
Hold	495	55	Hold	359	73
Sell	34	4	Sell	29	85

Finance Sector

Coverage Universe	Companies	Pct.	Investment Banking Clients	Companies	Pct.**
Buy	56	40	Buy	49	88
Hold	75	54	Hold	56	75
Sell	8	6	Sell	7	88

* For the purposes of this Rating Distribution, "Hold" is equivalent to our "Neutral" rating.
** Percentage of companies in each rating group that are investment banking clients.
As of 05/01/2007.

The analysts and associates responsible for preparing this research report receive compensation that is based on various factors, including the total revenue of BAS and its affiliates, a portion of which is generated by investment banking business. They do not receive compensation based on revenue from any specific investment banking transaction.

BAS and BASL prohibit analysts and members of their households from maintaining a financial interest in the securities or options of any company that the analyst covers or that falls within the analyst's coverage sector except in limited circumstances (for securities and options acquired prior to July 9, 2002), as permitted by the New York Stock Exchange and the NASD. Stock ownership in the companies mentioned in this report by the analyst who has prepared this report and

Chicago Mercantile Exchange Holdings Inc.
Christopher J. Allen 212.847.5622
7

Equity Research 35 May 14, 2007 Bank of America members of his or her household is disclosed below. The absence of such disclosure means that the analyst(s) preparing this report (including members of his or her household) does not have any direct stock ownership in companies mentioned in this report. BAS and BASL also permit analysts and members of their households to own diversified mutual funds and to maintain financial interests in funds and other private investments that may include companies in a sector that the analyst covers if the person acquired the financial interest prior to July 9, 2002. BAS and BASL policy prohibits research personnel from disclosing a rating, recommendation or investment thesis for review by an issuer prior to the publication of a research report containing such rating, recommendation or investment thesis. Materials prepared by BAS and BASL research personnel are based on public information. With the exception of members of research management named on the directory located at www.bofa.com/login or on the back page of this report, the persons listed on this directory have the title of research analyst. Any other contributors named on the front cover of this research report but not shown on this directory have the title research associate. For applicable current disclosures, please call us at 1-888-583-8900 and ask for your BAS representative, or write us at Banc of America Securities LLC, Attn. Compliance Department, 40 West 57th Street, New York, NY 10019, or visit our website at www.bofa.com/login, containing all applicable current disclosures. If you do not have a username or password, please contact your BAS representative or call the number above. Further information on any security or financial instrument mentioned herein is available upon request. CompanySpecific Disclosures BAS and/or its affiliates have lead- or co-managed an offering of securities for this company in the previous 12 months: NYMEX Holdings, Inc. This company, its subsidiaries and/or its affiliates are (is) or have (has) been a client of BAS in the previous 12 months. During this period, BAS has performed investment banking services for this company, its subsidiaries and/or its affiliates and has received compensation for those services: CBOT Holdings Inc.; IntercontinentalExchange, Inc.; NYMEX Holdings, Inc. BAS and/or its affiliates expect(s) to receive, or intend(s) to seek, compensation during the next three months for investment banking services from this company, its subsidiaries and/or its affiliates: Chicago Mercantile Exchange Holdings Inc. BAS is affiliated with an NYSE specialist organization that specializes in one or more securities issued by the companies listed below. This affiliated NYSE specialist organization makes a market in, and may maintain a long or short position in or be on the opposite side of orders executed on the Floor of the NYSE in connection with one or more of the securities issued by these companies: Chicago Mercantile Exchange Holdings Inc. This company, its subsidiaries and/or its affiliates are (is) or have (has) been a client of BAS in the previous 12 months. During this period, BAS has performed non-investment banking securities-related services for this company, its subsidiaries and/or its affiliates and has received compensation for those services: Chicago Mercantile Exchange Holdings Inc.; CBOT Holdings Inc. This company, its subsidiaries and/or its affiliates are (is) or have (has) been a client of BAS in the previous 12 months. During this period, BAS has performed non-securities services for this company, its subsidiaries and/or its affiliates and has received compensation for those services: Chicago Mercantile Exchange Holdings Inc.; CBOT Holdings Inc.; IntercontinentalExchange, Inc. 8 Chicago Mercantile Exchange Holdings Inc. Christopher J. Allen 212.847.5622

Equity Research
May 14, 2007

Bank of America

Chicago Mercantile Exchange Holdings Inc. (CME)

Target Price, Valuation Method, Risk Factors

Target Price:	$622.00
Valuation Method Used To Reach Target Price:	TP of $622 based on DCF and peer analysis, and represents 31x our '08 estimate.

Risk Factors:

1 Market. Volumes could decline due to lower market volatility.
2 Operational. Technological nature of platform ensures meaningful operational risk at all times.
3 Pricing. Customer/regulators could drive pricing pressure.

IntercontinentalExchange, Inc. (ICE)

Target Price, Valuation Method, Risk Factors

Target Price:	$176.00
Valuation Method Used To Reach Target Price:	Target Price of $176.00 is based on DCF analysis and relative peer analysis.

Risk Factors:

1 Market. Energy market activity could subside, which would be detrimental to ICE's financial performance.
2 Operational. ICE's systems could suffer disruptions, which could severely impact the company's ability to operate.
3 Competition could drive fee compression, resulting in lower profitability.

NYMEX Holdings, Inc. (NMX)

Target Price, Valuation Method, Risk Factors

Target Price:	$157.00
Valuation Method Used To Reach Target Price:	Price target derived by relative peer comparison and supported by DCF work.

Risk Factors:

1 Market. Energy market activity could subside, which would be detrimental to NMX's financial performance.
2 Operational. Contractual issues with or technology issues at CME could cause trading disruptions, which would severely impact the company's ability to operate.
3 Competition could drive fee compression, resulting in lower profitability.
4 Tougher regulatory guidelines could temper OTC market volume growth, hurting clearing volumes.

CBOT Holdings Inc. (BOT)

Target Price, Valuation Method, Risk Factors

Target Price:	$195.00
Valuation Method Used To Reach Target Price:	Our price target of $195 is based on the announced offer from ICE and potential higher offer from CME.

Risk Factors:

1 Market. Volatility could move outside of forecasts resulting in meaningful earnings swings.
2 Operational. Given technological nature of platform, high degree of risk related to continues operational functionality.
3 Competitive. Peers could offer faster or more efficient trading solutions.

Chicago Mercantile Exchange Holdings Inc.
Christopher J. Allen 212.847.5622
9

Equity Research May 14, 2007 Bank of America Chicago Mercantile Exchange Holdings Inc. (Cl A) (CME) Stock Price chart (rating and target price changes indicated) U.S. Dollar (Apr 1,2004-Mr 30, 2007) Current Analyst: Allen C. ALLEN C.-N-435 2005 2006 N-55OB-3M Rating System Buy, Neutral, and Sell Intercentinental Eichange Inc. (ICE) Stock Price Cbrt (raring £t wget pit. change; &Aicatee) U.S. DoUr (Apr 1, 2004 - Mr 30, 2007) Current Analyst: Allen C. Rating System Buy, Neutral, and Sell 10 Chicago Mercantile Exchange Holdings Inc. Christopher J. Allen 212.847.5622

Equity Research
May 14, 2007

Bank of America


Nymex Holdings Inc. (NMX)
Stock Price Chart (rating and target price changes indicated)
U.S. Dollar (Apr 1, 2004 - Mar 30, 2007)
Current Analyst: Allen C.
Rating System
Buy, Neutral, and Sell
ALLEN C. - N - 130
B - 157
150
145
140
135
130
125
120
115
2005
2006
2007
B=Buy, N=Neutral, S=Sell, CIT=Coverage in Transition
©FactSet Research 2007


CBOT Holdings Inc. Cl A (BOT)
Stock Price Chart (rating and target price changes indicated)
U.S. Dollar (Apr 1, 2004 - Mar 30, 2007)
Current Analyst: Allen C.
Rating System
Buy, Neutral, and Sell
HECHT M. - S - 92
N - 105
N - 170
ALLEN C. - S - 87
N - 155
S - 98
N - 108
N - 195
N - 114
IPO: 54.00
S - 87
N - 98
200
180
160
140
120
100
80
2005
2006
2007
B=Buy, N=Neutral, S=Sell, CIT=Coverage in Transition
©FactSet Research 2007

Chicago Mercantile Exchange Holdings Inc.
Christopher J. Allen 212.847.5622

11

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Equity Research May 14, 2007 Bank of America BAS (United States) BASL (United Kingdom) Banc of America Securities LLC Banc of America Securities Limited 9 West 57th Street 5 Canada Square New York, New York 10019 London E14 5AQ, England Tel. Contact: 212-583-8000 Tel. Contact: +44 20 7174 4000 600 Montgomery Street Equity Web Site: www.bofa.com/login San Francisco, California 94111 Bloomberg: Type BOAX [GO] Tel. Contact: 415-627-2000 First Call: www.firstcall.com 100 North Tryon Street Reuters: www.reuters.com Charlotte, North Carolina 28255 TheMarkets.com: www.themarkets.com Tel. Contact: 888-279-3457 For access, please contact your sales representative. ??2007 Bank of America Corporation BASAL (Hong Kong) Banc of America Securities Asia Limited Bank of America Tower 2nd Floor, Hong Kong Tel. Contact: 852-2847-6175 Chicago Mercantile Exchange Holdings Inc. 13 Christopher J. Allen 212.847.5622